Mail Stop 4561

August 11, 2009

Reza Meshgin
Chief Executive Officer
Multi-Fineline Electronix, Inc.
3140 East Coronado Street
Anaheim, California 92806

Re: **Multi-Fineline Electronix, Inc.**
        Form 10-K for the fiscal year ended September 30, 2008
        Filed December 09, 2008
        File No. 000-50812

Dear Mr. Meshgin:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                                        Sincerely,

                                        Stephen Krikorian
                                        Accounting Branch Chief